Contact

www.linkedin.com/in/rob-laqui-641a62156 (LinkedIn)
www.theindustrystandardgroup.com (Company)
octopustheatricals.com (Company)
www.roblaqui.com (Personal)

Top Skills

Project Management

Research

Communication

Rob Laqui

Producer and Creative Consultant working to innovate and transform the commercial producing industry.
New York, New York, United States

Summary

Creative Producer by way of theatre, dance, and puppetry.

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Experience

No Guarantees
Associate Producer
October 2022 - Present (2 years 7 months)
New York, New York, United States

The Industry Standard Group
Creative Producer and Originating Member
June 2020 - Present (4 years 11 months)
New York, New York, United States

Core originating cohort of The Industry Standard Group LLC, a fully BIPOC

invested commercial arts and entertainment company.

https://www.theindustrystandardgroup.com

Cardinal Theatricals
Producer
February 2011 - Present (14 years 3 months)
New York, New York, United States

HERE LIES LOVE on Broadway
Co Producer
July 2023 - November 2023 (5 months)
New York, New York, United States

A STRANGE LOOP on Broadway
Co Producer
April 2022 - January 2023 (10 months)
New York, New York, United States

Tony winning producer of A STRANGE LOOP on Broadway.

Octopus Theatricals, LLC
Associate Producer
October 2019 - October 2022 (3 years 1 month)
New York, New York, United States

Producer and Associate Producer for multiple projects.

National Theatre
NT America - Production Coordinator
September 2018 - October 2022 (4 years 2 months)
New York, New York, United States

Managing the New York producing office of the National Theatre of Great
Britain as well as facilitating the process of transferring productions from
London to the North American market.

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Education

Commercial Theatre Institute
14 Week Commercial Producing Program 2020 · (2020 - 2020)

Commercial Theatre Institute
Eugene O'Neill Summer Workshop 2019 · (2019 - 2019)

Saint Mary's University of Minnesota
Bachelor of Fine Arts - BFA, Musical Theatre